

March 13, 2013

Via E-mail
Michael D. West
Chief Executive Officer
BioTime, Inc.
1301 Harbor Bay Parkway, Suite 100
Alameda, CA 94502

> **Re: BioTime, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 5, 2013**
> **File No. 001-12830**

Dear Mr. West:

We have reviewed your filing and have the following comment.

Please respond to this letter by amending your filing or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Articles Amendment Proposal, page 53

1. We note your disclosure on page 54 that, with respect to possible issuance of the newly authorized shares of common stock in business or asset acquisition transactions, that you are "not a party to any present agreement, plan or arrangement to do so as of the date of this Proxy Statement." Please expand your disclosure to indicate on a broader, more general basis that, except as disclosed in the proxy with respect to the Asset Contribution Transaction and the BioTime Financing, you do not have any agreements, commitments or arrangements regarding the newly authorized shares. Alternatively, if any plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Michael D. West
BioTime, Inc.
March 13, 2013
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Daniel Greenspan, Legal Branch Chief, at (202) 551- 3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Richard S. Soroko, Esq.
        Thompson, Welch, Soroko & Gilbert LLP